July 10, 2009

Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	United Online, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Form 10-Q for the Fiscal Quarter Ended March 31, 2009 File No. 000-33367

Dear Ms. Collins:

United Online, Inc. (the “Company”, “UOL”, “we” or “our”) is submitting this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in the Staff’s comment letter, dated June 22, 2009 (the “Comment Letter”), with respect to the above-referenced filings.

Set forth below are the responses of the Company to the comments raised in the Comment Letter.  For your convenience, we have reprinted in bold italics each of your numbered comments followed by our responses.  Unless otherwise noted, all references in this letter to page number and captions correspond to the page numbers and captions in the above-referenced Form 10-K (File No. 000-33367) (the “Form 10-K”) and the above-referenced Form 10-Q (File No. 000-33367) (the “Form 10-Q”), as applicable.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 55

1.
We note your presentation and discussion of the results of operations for FTD for 2008 “Combined” versus 2007 “Pre-Acquisition.”  Please explain your basis for providing this presentation and tell us whether the 2007 and 2008 information was prepared in accordance with Article 11 of Regulation S-X.  Please note that a supplemental discussion in MD&A based on “pro forma” financial information should be prepared in accordance with Article 11 of Regulation S-X.  In this regard, all pro forma adjustments required by Article 11 should be reflected in the presentation as opposed to merely combining information for the pre-and post-transaction periods.  Also, tell us

Securities and Exchange Commission
July 10, 2009

how you considered the presentation requirements contained in Article 11.  In this regard, we note that you have not provided a reconciliation of actual to pro forma amounts, have not disclosed the nature of the adjustments made and you have not disclosed why this information is useful.  Similar concerns apply to your disclosures in your Form 10-Q for the fiscal quarter ended March 31, 2009.

We carefully reviewed the Article 11 presentation requirements and the SEC’s guidance in formulating our disclosure of the financial results for FTD Group, Inc. (“FTD”) which we acquired on August 26, 2008.  In particular, we reviewed whether our financial information should be supplemented by Article 11 pro forma financial information for prior periods.  We took into consideration all of the relevant facts and circumstances, including the nature of the pro forma adjustments to be made and the overall meaningfulness of any such supplemental pro forma discussion.

As discussed more fully below, we concluded that supplemental information most helpful to a user of our financial statements with respect to FTD was information at the segment level, not at the consolidated level, and that a supplemental pro forma discussion of our consolidated results was neither required nor useful.  While supplemental pro forma financial information at the FTD segment level would be useful, the restrictions on the types of pro forma adjustments allowed under Article 11, when combined with our segment level presentations, rendered a meaningful Article 11 supplemental pro forma presentation at the segment level unachievable.

As a result of our conclusions that Article 11 pro forma supplemental financial information was not meaningful or useful, we were left with the decision whether to only discuss FTD’s performance pre- and post-acquisition at the segment level on a qualitative basis, or whether to provide some quantitative data that would aid the users of our financial statements.  As FTD was a public company prior to the acquisition, users of our financial statements are able to compare our FTD segment results with FTD’s historical results.  One alternative, albeit inconvenient to the user, was to simply refer users to historical FTD results as filed with the SEC without further quantitative information or analysis.  However, we believed that by providing certain FTD historical operating results – in particular revenues and operating expenses – and discussing them in light of post-acquisition revenues and operating expenses in our Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in our Form 10-K and Form 10-Q, we would provide the users of our financial statements with helpful information in evaluating our operations.  We believe this “Combined” and “Pre-acquisition” presentation, in conjunction with the related MD&A discussion, provides meaningful information to the users of our financial statements as to key trends and drivers in our FTD business and is preferable to not providing any historical quantitative information.

As mentioned above, we concluded that an Article 11 pro forma financial statement presentation at the consolidated level would not provide meaningful information to users

Securities and Exchange Commission
July 10, 2009

of our financial statements.  We operate in three distinct segments.  The trends, operational results, key drivers and key metrics vary dramatically from segment to segment.  As such, while the discussion of our results at the consolidated level is important, we believe that the discussion at the segment level is key to understanding our operations.  We prepared Article 11 pro forma financial information at the consolidated level in the Form S-4 Registration Statement in connection with the acquisition of FTD.  Because the primary pro forma adjustments related to matters that were not operational in nature, such as adjustments for amortization of intangible assets and interest expense on the debt incurred in the acquisition, we do not believe that it would be helpful to continue providing such pro forma adjustments in our Forms 10-K and Forms 10-Q or that these pro forma adjustments are meaningful to an analysis of key trends related to the FTD segment.  In addition, amortization and depreciation are excluded from our segment level presentation and analysis, and these adjustments would be required in a pro forma presentation.  Adding the consolidated pro forma supplemental financial information would not aid in a meaningful comparative discussion of FTD’s revenues and operating expenses from period to period.  In addition, we note that the number of adjustments required for a pro forma presentation at the consolidated level are extensive, complex and, in many cases, not material.  As such, we believe a pro forma presentation at the consolidated level may be more confusing than informational.

In contrast, we believe that comparing post-acquisition revenues and operating expenses with FTD’s historical revenues and operating expenses, including portions from a “combined” period, does provide helpful information to the users of our financial statements.  We believe that the underlying basis of presentation and accounting principles applied when comparing our results to FTD’s historical results are sufficiently similar that there is nothing misleading in the comparison.  Based on our particular facts and circumstances, we believe that our discussions of the financial results of FTD included in our Form 10-K and Form 10-Q were appropriate and that supplementally providing Article 11 pro forma financial information would not add any significant information to users of our financial statements.

Item 8.  Financial Statements and Supplementary Data

Consolidated Statements of Operations, page F-5

2.
It would appear from your disclosures on page 56 that product revenue accounted for approximately 20% of total revenue.  We further note your disclosure on page F-16 regarding your revenue policy for “products revenue.”  Tell us how you considered the guidance in Rule 5-03(b)(1) and (2) of Regulation S-X when presenting one line item for “Revenue” and “Cost of revenue” in your consolidated statements of operations.

We acknowledge the requirements of Rules 5-03(b)(1) and 5-03(b)(2) of Regulation S-X to separately present 10% revenue streams and related cost of revenues on the face of the statement of operations.  We considered the requirements of these rules in the preparation

Securities and Exchange Commission
July 10, 2009

of our financial statements and related disclosures.  As it relates to the separate presentation of 10% revenue streams, we believe that this information is important and have included this information on a reportable segment basis in the Notes to our Consolidated Financial Statements in Note 3—“Segment Information.”  While our presentation is not specifically on the face of the statement of operations, we believe that this information is prominently disclosed in Note 3.

We also considered the requirements of Rule 5-03(b)(2) of Regulation S-X to separately state cost of revenues for each of our revenue streams.  While we have historically presented a cost of revenues line item in our statement of operations, we do not believe that gross profit and gross margin are meaningful metrics for any of our particular revenue streams.  In Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-K, we provide a discussion of the key drivers of cost of revenues on a reportable segment basis.  We believe that this presentation and discussion is useful to users of our financial statements to understand the key drivers of cost of revenues in our various segments.

Notes to Consolidated Financial Statements

Note 16. Quarterly Financial Data (Unaudited), page F-55

3.
Please tell us how you considered the disclosure requirements in Item 302(a)(1) of Regulation S-K, which requires you to present gross profit with selected quarterly financial data.  Alternatively, tell us how you considered presenting cost of revenues as allowed by Question 3 of SAB Topic 6.G.

We considered the requirements of Item 3-02(a)(1) of Regulation S-K and Question 3 of SAB Topic 6.G. in regards to our disclosure of selected quarterly financial data.  Given the various businesses in which we operate and the significant variations in gross profit as well as in gross margin percentages, we do not believe that the presentation of gross profit on a consolidated basis is a meaningful metric.

Part III, page 80

General

4.
Each Item in Part III of your Form 10-K states that you are incorporating by reference from your definitive proxy statement the required disclosure, but you have not clearly identified, by caption or otherwise, the material incorporated by reference as required by Securities Exchange Act Rule 12b-23(b).  In future filings, please ensure that your Part III disclosure identifies by title the section of your definitive proxy statement from which you are incorporating by reference the required disclosure, or otherwise clearly identify the material incorporated by reference.

Securities and Exchange Commission
July 10, 2009

We note the Staff’s comment, and in our future filings which incorporate by reference from our definitive proxy statement, we will identify, by caption or otherwise, the section of our definitive proxy statement from which we are incorporating by reference as required by Rule 12b-23(b) of the Securities Exchange Act of 1934, as amended.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement Filed April 29, 2009)

Compensation Discussion and Analysis

Performance-Based Incentive Compensation, page 26

5.
We note that you rely on “adjusted operating income” as a financial measure against which performance-based incentive compensation is determined in part.  We note further that, based on the 2008 Management Bonus Plan on page 27, this non-GAAP financial measure is calculated subject to certain expenses and/or adjustments that are not specifically identified.  Please note that where you rely on target levels that are non-GAAP financial measures, you must provide disclosure as to how the numbers are calculated from your audited financial statements.  Please advise.

The definition of “adjusted operating income” for purposes of the 2008 Management Bonus Plan includes certain adjustments made to operating income, as it is determined under financial reporting rules, to derive adjusted operating income, plus additional adjustments as described in the 2008 Management Bonus Plan, which was filed as an exhibit to Form 10-Q for the quarter ended June 30, 2008 (File No. 000-33367).  The Company acknowledges the Staff's comment and, to the extent “adjusted operating income” is used as a measure against which performance-based incentive compensation is determined in future management bonus plans and such term is defined in a manner similar to the definition in the 2008 Management Bonus Plan, we will include in future filings a definition of “adjusted operating income” for purposes of such plans substantially similar to the following:

“For purposes of the management bonus plan, “adjusted operating income” is defined as adjusted operating income (currently defined as operating income before depreciation; amortization; stock-based compensation; restructuring and related charges; and impairment of goodwill, intangible assets and long-lived assets) before acquisition- or merger-related expenses, and expenses associated with the relocation of the Company’s or any of its subsidiaries’ offices.  In addition, in computing adjusted operating income for purposes of the management bonus plan: (i) any bonus amounts which accrue under the management bonus plan shall not be included as an expense, (ii) any adjustments to adjusted operating income attributable to a change in accounting principle shall be excluded, and (iii) all items of income or expense determined to be extraordinary or unusual in nature or infrequent in occurrence, or related to the disposal of a business shall be excluded.  In the event the Company acquires other businesses during a fiscal year, the financial performance of those acquired entities shall not be taken into account in

Securities and Exchange Commission
July 10, 2009

determining whether the adjusted operating income targets for that fiscal year have been achieved pursuant to the related management bonus plan.”

Item 13. Certain Relationships and Related Transactions, and Director Independence (Incorporated by Reference from Definitive Proxy Statement Filed April 29, 2009)

Related-Party Transactions, page 54

6.
We note the discussion regarding your policies with respect to transactions with related persons.  We specifically note your statement that your executive officers and directors “are not permitted to make any investment, accept any position or benefits, participate in any transaction or business arrangement or otherwise act in a manner that creates or appears to create a conflict of interest,” pursuant to your Code of Ethics, without full disclosure and prior written approval.  It does not appear that you have described the material features of your policies, such as the standards to be applied in determining whether a transaction constitutes a reportable related-party transaction pursuant to Item 404(a) of Regulation S-K.  Please refer to Item 404(b)(1)(ii) of Regulation S-K and advise.  Tell us whether your policies and procedures are in writing and, if not, how such policies and procedures are evidenced.

Our policies and procedures relating to the review, approval or ratification of transactions required to be disclosed by Item 404 of Regulation S-K include our Audit Committee Charter and our Company’s Code of Ethics, both of which are in writing and posted on our corporate Web site (www.unitedonline.com) under “Investor Relations.”

Our Audit Committee Charter provides that the Audit Committee is responsible for reviewing and approving or disapproving all proposed transactions required to be disclosed by Item 404 of Regulation S-K unless such transaction has been approved by a comparable committee of the Board of Directors or the Board of Directors as a whole.   Our Company’s Code of Ethics provides that, without full disclosure of all facts and circumstances to, and written approval of, our General Counsel and the Chairman of the Audit Committee, our executive officers and directors are not permitted to make any investment, accept any position or benefits, participate in any transaction or business arrangement or otherwise act in a manner that creates or appears to create a conflict of interest.  As such, our Code of Ethics requires disclosure and prior approval of any potential related-party transactions reportable pursuant to Item 404(a) of Regulation S-K as well as other potential conflicts of interest.

We note the Staff’s comment, and in future filings, the Company intends to disclose in greater detail the provisions of our Audit Committee Charter and our Code of Ethics described above.

Securities and Exchange Commission
July 10, 2009

Item 15. Exhibits, Financial Statement Schedules, page 81

7.
We note your inclusion of a disclaimer regarding the accuracy of, and investor use of, the information in agreements included as exhibits to your registration statement.  Please tell us how you determined that this is consistent with your disclosure obligations, or amend your disclosure, as appropriate.  Please note that general disclaimers regarding the accuracy and completeness of disclosure, or investor use of that information, may not be sufficient when you are aware of material contradictory information.

In response to the Staff’s comment, the Company intends to revise its disclosure in Item 15(a)(3) in future filings as set forth below to acknowledge that, notwithstanding the inclusion of this general cautionary statement, the Company is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in our filings not misleading.  Additions are in underscore and deletions are in strikethrough.

“~~In reviewingt~~The agreements included as exhibits to this Annual Report on Form 10-K~~, please remember they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about the Company or the other parties to the agreements. The agreements~~ contain representations and warranties by each of the parties to the applicable agreement.  These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

▪	should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

▪	have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;

▪	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

▪	were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

        Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time.  The Company acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material

Securities and Exchange Commission
July 10, 2009

information regarding material contractual provisions are required to make the statements in this Form 10-K not misleading.  Additional information about the Company may be found elsewhere in this Annual Report on Form 10-K and in the Company’s other public filings, which are available without charge through the SEC’s Web site at www.sec.gov.”

8.
You state on page 23 that you “rely on one customer support vendor” for your Classmates Media and Communications businesses and you “are not equipped to provide the necessary support function in the event that this vendor becomes unable or unwilling to provide these services” to you.  It appears that you may be substantially dependent upon this one customer support vendor.  Please tell us how you determined that your agreements with this vendor are not required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K or file the agreements.

We believe that the customer support vendor contract was entered into by us in the ordinary course of our business, is not one on which our business is substantially dependent and therefore is not a material contract requiring disclosure pursuant to Item 601(b)(10) of Regulation S-K.  Under the contract, the vendor only has the right to terminate the contract if we fail to pay an undisputed amount in a timely manner or if we become insolvent.  Even if the contract were terminated or expired, we have the right to a transition period of up to six months following such termination or expiration date, during which time the vendor must continue to provide its services without interruption or adverse effect.  Furthermore, during such period the vendor also is required to provide reasonable information, assistance and cooperation with our transition to another vendor.  The customer support vendor contract was discussed in Item 1A of the Form 10-K because we believe that it is helpful for others to be aware that the Company itself currently cannot provide the necessary range of customer support functions in the event our current vendor has service issues or terminates the contract.  Currently, we do not have an alternative customer support vendor.  However, due to the number of alternative customer support vendors in the marketplace, we believe that we would not have any difficulty replacing the vendor if the Company were required to do so.

9.
We note that the credit agreements that were incorporated by reference in the Form 10-K did not contain all of the relevant schedules and exhibits to those agreements.  Please file the schedules and exhibits in an amended Form 8-K or in your next Form 10-Q or advise.

The Company determined that the exhibits to the credit agreements are standard and customary forms of instruments and the information set forth on the schedules is either already disclosed in our filings with the Commission or is not material.  As a result, we do not believe that the Company is required to file any such exhibits or schedules.

Securities and Exchange Commission
July 10, 2009

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 41

10.
Your disclosures on page 16 indicate that beginning in the second quarter of 2009 you will be required to make prepayments of a portion on your term loans based on excess cash flow.  Please tell us how you considered disclosing any known or reasonably likely cash requirements associated these prepayment obligations.  See Section IV of SEC Release No. 33-8350.

Our term loan arrangements have provisions which may require us to make debt prepayments in the event that we generate excess cash flow, as defined in the related UOL and FTD Credit Agreements, on a quarterly or annual basis, respectively.  The assessments of future excess cash flow for UOL, excluding FTD, and for FTD on a standalone basis require us to forecast our respective cash flows from operations less certain cash outflows, including those related to income taxes and capital expenditures.  In evaluating our potential future excess cash flows at December 31, 2008 and March 31, 2009, we determined that it was unlikely at December 31, 2008 or March 31, 2009 that we would be required to make any material excess cash flow debt prepayments within the next 12 months under the provisions of our term loan arrangements.

Given the provisions of our term loan arrangements could require us to make excess cash flow debt prepayments in future periods, we have disclosed the existence of these provisions in our financial statements.  On a quarterly basis, we will continue to assess our future cash flow obligations related to these provisions and will adjust our disclosure accordingly to provide users of our financial statements with related relevant information.

*  *  *  *  *

As requested, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
July 10, 2009

Please contact me at (818) 287-3072 should you require further information.

Very truly yours,

UNITED ONLINE, INC.

By:	/s/ Charles B. Ammann
Name: Charles B. Ammann
Title: Senior Vice President and Deputy General Counsel

cc:	Jason Niethamer, Senior Staff Accountant (Securities and Exchange Commission)
Christine Davis, Assistant Chief Accountant (Securities and Exchange Commission)
Jan Woo, Staff Attorney (Securities and Exchange Commission)
Maryse Mills-Apenteng, Legal Special Counsel (Securities and Exchange Commission)
Mark R. Goldston, Chairman, President and Chief Executive Officer
Frederic A. Randall, Jr., Executive Vice President and General Counsel